SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 14, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated October 14, 2020, The Company announces the opening of Alto Palermo, Paseo Alcorta, Patio Bullrich, Abasto Shopping and DOT Baires shopping malls, located in the City of Buenos Aires since today which are added to the Distrito Arcos open space Premium Outlet which has already been operational since August.

The shopping malls mentioned above are restarting their operations under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures. Likewise, it should be clarified that the activity in the food courts is limited to the commercialization of products through home delivery or take-away and the entertainment business remains closed.

As of today, the Company is operating all its shopping malls, except for Alto Avellaneda located in Greater Buenos Aires and Alto Comahue in the province of Neuquen that closed temporarily until October 25, which is equivalent to 283,000 sqm of gross leasable area, representing 85% of its portfolio.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 14, 2020